UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Altisource Residential Corporation

(Name of Issuer)

Common stock

(Title of Class of Securities)

02153W100

(CUSIP Number)

Kevin J. Wilcox,
Chief Administration Officer,
Altisource Portfolio Solutions S.A.,
40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg
+352-2469-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02153W100

1	NAMES OF REPORTING PERSONS Altisource Portfolio Solutions S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,144,402
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,144,402
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,402
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS William B. Shepro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO/PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 174,860
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 174,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission on April 11, 2016 (the “Schedule 13D”), by Altisource Portfolio Solutions S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes of this Schedule 13D) (“ASPS”), and William B. Shepro, an individual resident of the Grand Duchy of Luxembourg (each, a “Reporting Person”, and together, the “Reporting Persons”). The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Shares”), of Altisource Residential Corporation, a Maryland corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Each capitalized term used herein but not defined in this Amendment No. 1 shall have the meaning ascribed to such term in the Schedule 13D.

ITEM 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

ASPS will pay for the Purchase (as defined in Item 4) and related expenses from available cash on hand. The summary in Item 4 of the Agreement (as defined in Item 4) and the Purchase is incorporated by reference in its entirety into this Item 3. Such summary is qualified in its entirety by reference to the complete text of the Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference in its entirety into this Item 3.

ITEM 4.    Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 10, 2016, ASPS entered into the Agreement (the “Agreement”) by and among ASPS, Altisource Solutions S.à r.l., the entities and natural persons listed on Exhibit A to the Agreement (collectively, the “Sellers”) and the entities and natural persons listed on Exhibit B to the Agreement (collectively, the “Non-Sellers,” and together with the Sellers, the “Shareholders Group”).

On the terms and subject to the conditions of the Agreement, ASPS purchased 1,356,000 of the Shares (the “Acquired Shares”) from the Sellers for a per share purchase price of $12.64 (the “Purchase”). The Agreement includes customary representations, warranties and covenants. These include mutual releases, non-disparagement covenants, expense reimbursement and standstill provisions with respect to the Shares, ASPS and certain specified other parties until the second anniversary of the Issuer’s 2016 annual meeting of stockholders.

ASPS purchased the Acquired Shares from the Sellers because ASPS continues to support Issuer’s management and its current strategy. ASPS understands that Issuer and the Shareholders Group have entered into a settlement agreement. Other than as described on this Schedule 13D (as amended), the Reporting Persons do not presently have any plans or proposals which relate to or would result in any actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation price levels of Shares, other investment opportunities or demands on capital on the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, and/or engaging in hedging or similar transactions with respect to the securities relating to the Issuer. The Reporting Persons intend to conduct discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, alternatives that may be available to the Issuer and its business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The summary of the Agreement and the Purchase in this Item 4 is qualified in its entirety by reference to the complete text of the Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated in its entirety in this Item 4.

ITEM 5.    Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The Acquired Shares are held of record by ASPS. All other securities beneficially owned by ASPS are held of record by its wholly owned subsidiary, Altisource Solutions S.à r.l.

(c) Mr. Shepro did not purchase or otherwise acquire any Shares in the last 60 days. The summary of the Agreement and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 5(c). Such summary is qualified in its entirety by reference to the complete text of the Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference in its entirety into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The summary of the Agreement and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference in its entirety into this Item 6.

ITEM 7.    Materials to be filed as Exhibits.

Exhibit 1
Agreement, dated as of May 10, 2016, by and among Altisource Solutions S.à r.l., Altisource Portfolio Solutions S.A. and the entities and natural persons listed on Exhibit A thereto and the entities and natural persons listed on Exhibit B thereto.

Exhibit 2	Joint Filing Agreement, dated as of May 11, 2016, by and between Altisource Portfolio Solutions S.A. and William B. Shepro.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2016	Altisource Portfolio Solutions S.A.

	By:	/s/ Kevin J. Wilcox
	Name:	Kevin J. Wilcox
	Title:	Chief Administration Officer

May 11, 2016
/s/ William B. Shepro
William B. Shepro

EXHIBIT 1

Agreement
This Agreement (this “Agreement”) is made and entered into as of May 10, 2016, by and among Altisource Solutions S.à r.l. (“Altisource Solutions”) and Altisource Portfolio Solutions S.A. (“Altisource Portfolio,” and collectively with Altisource Solutions, “ASPS”), the entities and natural persons listed on Exhibit A hereto (collectively, “Sellers” and individually a “Seller”) and the entities and natural persons listed on Exhibit B hereto (collectively, “Non-Sellers” and together with Sellers, “RESI Shareholders Group”) (each of ASPS and RESI Shareholders Group, a “Party” to this Agreement, and collectively, the “Parties”).
RECITALS

WHEREAS, RESI Shareholders Group directly and/or beneficially own shares of common stock (the “Common Stock”) of Altisource Residential Corporation (the “Company”) totaling, in the aggregate, 1,394,000 shares, or approximately 2.5%, of the Common Stock issued and outstanding on the date hereof; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which, among other things, each Seller agrees to sell to Altisource Portfolio or an Affiliate designated by Altisource Portfolio (such purchaser, “Purchaser”), and Purchaser agrees to purchase from such Seller, all of the Common Stock directly or beneficially owned by such Seller free and clear of any and all Liens (as defined below) as more fully described herein upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Sale of Common Stock.

a)
Subject to the terms and conditions set forth in this Agreement, each Seller agrees to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser agrees to purchase from such Seller, all of the Common Stock directly or beneficially owned by such Seller (the “Purchased Stock”), free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements (other than as set forth in Section 4 of this Agreement), limitations on transfer or other agreements or claims of any kind or nature whatsoever (collectively, “Liens”).

b)
Subject to the terms and conditions set forth in this Agreement, in consideration of the sale, conveyance, assignment, transfer and delivery to Purchaser of the Common Stock, Purchaser shall pay to Sellers a cash purchase price of $12.64 for each share of Purchased Stock for an aggregate cash purchase price to be paid by Purchaser of $17,139,840 (the “Purchase Price”), as soon as practicable on May 11, 2016 by wire transfer, with each Seller receiving from Purchaser the amount set forth next to such Seller’s name on Exhibit A; provided, that, Sellers shall promptly pay or transfer to Purchaser, upon receipt, any dividend or distribution declared or other rights declared or distributed by the Company in respect of the Purchased Stock for which a record date occurs on or after the date hereof.

2.	Deliveries.

a)	The purchase and sale of the Purchased Stock provided for in this Agreement shall take place on the date hereof conducted remotely via the exchange of documents and signature pages.

b)	As soon as practicable on May 11, 2016, Purchaser shall deliver the Purchase Price to Sellers, by wire transfer of immediately available funds to the account or accounts designated by Sellers.

c)	As soon as practicable on May 11, 2016, Sellers shall instruct their brokers to transfer the Purchased Stock to Altisource Portfolio, with a settlement date of no later than Monday, May 16, 2016.

d)
Each Seller shall (i) deliver or cause to be delivered to Purchaser the certificates, if any, representing the Purchased Stock, duly and validly endorsed or accompanied by stock powers duly and validly executed in blank, or (ii) in lieu of any such certificates, arrange for an appropriate electronic transfer of the Purchased Stock to Altisource Portfolio to the account designated by Purchaser and provided to Sellers, in the case of each of (i) and (ii), in respect of the Common Stock to be purchased on the date hereof, in each case in a manner sufficient to convey to Purchaser good, valid and marketable title in and to such Purchased Stock, free and clear of any and all Liens.

e)	Immediately following the execution of this Agreement, the RESI Shareholders Group shall cancel its meeting with Institutional Shareholder Services Inc.

3.	Agreement to Vote.

a)
Each Seller shall vote the Purchased Stock in accordance with the direction of ASPS and any designee of ASPS. If Seller is the beneficial owner, but not the record holder of the Purchased Stock, each such Seller agrees to take all actions necessary to cause the record holder of the Purchased Stock to vote the Purchased Stock in accordance with the directions of ASPS and any designee of ASPS.

b)
Each Seller hereby appoints ASPS and any designee of ASPS, and each of them individually, its proxies and attorneys in fact, with full power of substitution and resubstitution, to vote or to grant a consent or approval with respect to the Purchased Stock (or any shares or other voting securities issued or issuable in respect of the Purchased Stock) at any annual or special meetings of the stockholders of the Company (including, without limitation, any postponement or adjournment thereof) and otherwise to represent such Seller at such meeting or meetings with all powers possessed by such Seller if personally present at such meeting.  This proxy and power of attorney granted by each Seller shall be irrevocable, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney, and shall revoke any prior proxy granted with respect to the Purchased Stock. Each Seller represents and warrants that all proxies heretofore given in respect of the Purchased Stock are not irrevocable and that all such proxies hereby are revoked, or any other necessary action has been taken to revoke any such proxies.  The power of attorney granted by each Seller herein is a durable power of attorney and shall survive the dissolution or bankruptcy of such Seller, as applicable. This proxy and all rights of each Seller granted to ASPS and its designees shall be binding upon the successors, assigns and transferees of each such Seller (including, without limitation, any person or persons to whom the undersigned may transfer, sell, assign, pledge, hypothecate or otherwise dispose of any Purchase Stock, including, without limitation, by operation of law).

4.
Public Announcement. Promptly following the execution and delivery of this Agreement, Altisource Portfolio may file an amendment to its Schedule 13D with the Securities and Exchange Commission (the “ASPS Schedule 13D”) disclosing entry into this Agreement. To the extent Altisource Portfolio determines to file the ASPS Schedule 13D, RESI Shareholders Group shall have the opportunity to review and comment on the ASPS Schedule 13D. In connection with the execution of this Agreement, and subject to the terms of this Agreement, no Party shall issue any press release or public statement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Parties, except as required by law or the rules and regulations of any stock exchange or governmental entity. During the Standstill Period (as defined below), no Party shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the ASPS Schedule 13D, except as required by law or the rules and regulations of any stock exchange or governmental entity or with the prior written consent of the other Parties.

5.
Standstill Provisions. Each member of RESI Shareholders Group agrees that from the date hereof until the second anniversary of the 2016 annual meeting of stockholders of the Company (the “Standstill Period”), neither it or he nor any of its or his Affiliates or Associates will, and it will cause each of its or his Affiliates and Associates not to, directly or indirectly, in any manner:

a)
purchase or cause to be purchased or otherwise acquire or in any manner agree, offer, seek or propose to acquire beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) of (i) any securities or instruments issued by Altisource Portfolio, the Company or Altisource Asset Management Corporation (“AAMC” and, collectively with ASPS and the Company, the “Covered Companies”) (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or instruments or any obligations measured by the price or value of any securities of the Covered Companies or any of their Affiliates, as applicable, including, without limitation, any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of securities of the Covered Companies, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of securities issued by the Covered Companies, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement (collectively, the “Other Equity Rights”)) or (ii) any debt or indebtedness of the Covered Companies;

b)
solicit, or knowingly encourage or in any way engage in any solicitation of, any proxies or consents or become a “participant” in a “solicitation” as such terms are defined in Regulation 14A under the Exchange Act of proxies or consents (including, without limitation, any solicitation of consents with respect to the call of a special meeting of stockholders), in each case, with respect to securities or instruments of the Covered Companies, or call or seek to call, or knowingly encourage, assist, support or influence anyone with respect to the call of, a special meeting of stockholders;

c)	advise, knowingly encourage, support or influence any person with respect to the voting or disposition of any securities of the Covered Companies at any annual or special meeting of stockholders;

d)
form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any equity security of any Covered Company covered by Section 13(d)(3) of the Exchange Act;

e)
deposit any securities of any Covered Company in any voting trust or subject any securities of any Covered Company to any arrangement or agreement with respect to the voting of any securities of any Covered Company, other than in accordance with this Agreement;

f)
seek, assist, or knowingly encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Covered Companies or seek, assist, knowingly encourage or take any other action with respect to the election or removal of any directors, including, without limitation, any action that is intended to, or is reasonably likely to result in, the termination of, or a modification to the terms or conditions of any agreement entered into by the Company with any other Covered Company, including, without limitation, the Company’s management agreement with AAMC or the Company’s master services agreement with Altisource Solutions;

g)
(i) make any proposal for consideration by stockholders at any annual or special meeting of stockholders or equivalent meeting of the Covered Companies, (ii) make any offer or proposal (with or without conditions, publicly or otherwise) with respect to a merger, acquisition, disposition, consolidation, recapitalization, restructuring, liquidation, dissolution, or other business combination or extraordinary transaction involving the Covered Companies or any subsidiary or Affiliate of the Covered Companies or knowingly encourage or assist any person or entity in connection therewith or (iii) make a request for a list of the Company’s stockholders or other Company records;

h)	seek, alone or in concert with others, representation on the board of directors of the Covered Companies;

i)
otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors, policies or actions of the Covered Companies or any of their subsidiaries, Affiliates or divisions;

j)
make any public disclosure, communication, announcement or statement with respect to (i) the management or board of directors of the Covered Companies and their Affiliates, (ii) AAMC or the terms and conditions of the Company’s management agreement with AAMC, (iii) Altisource Solutions or the terms and conditions of the Company’s master services agreement with Altisource Solutions, (iv) the terms and conditions of any other agreement entered into by the Company with AAMC, Altisource Solutions, Altisource Portfolio or any of their respective Affiliates, (v) the Covered Companies or the management, policies, actions or affairs of the Covered Companies and their Affiliates, or (vi) the terms and conditions of this Agreement, other than in accordance with this Agreement;

k)
take any action which could cause or require the Covered Companies, any member of the RESI Shareholders Group or any of their respective Affiliates to make a public announcement regarding any of the foregoing, publicly seek or request permission to do any of the foregoing, make any public request to amend, waive or terminate any provision of this Section 5 (including, without limitation, this Section 5(k)), or make or seek permission to make any public announcement with respect to any of the foregoing; or

l)
enter into any negotiations, agreements or understandings with any third party, other than the Company, with respect to the foregoing, or advise, assist, knowingly encourage or seek to persuade any third party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing.

6.
Representations and Warranties of ASPS. ASPS represents and warrants to the members of the RESI Shareholders Group that (a) ASPS has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by ASPS, constitutes a valid and binding obligation and agreement of ASPS, and is enforceable against ASPS in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by ASPS does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to ASPS, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which ASPS is a party or by which it is bound.

7.	Representations and Warranties of RESI Shareholders Group and Sellers.

a)
Representations and Warranties of RESI Shareholders Group. Each member of the RESI Shareholders Group severally represents and warrants to ASPS that (a) the authorized signatory of such member of the RESI Shareholders Group set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto, (b) this Agreement has been duly authorized, executed and delivered by such member of the RESI Shareholders Group, and is a valid and binding obligation of such member of the RESI Shareholders Group, enforceable against such member of the RESI Shareholders Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of such member of the RESI Shareholders Group as currently in effect, and (d) the execution, delivery and performance of this Agreement by such member of the RESI Shareholders Group does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to such member of the RESI Shareholders Group, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member of the RESI Shareholders Group is a party or by which it is bound.

b)
Representations and Warranties of Sellers. Each Seller further severally represents and warrants to ASPS that (a) such Seller directly or beneficially owns the Purchased Stock set forth next to such Seller’s name on Exhibit A and no person has any conflicting right, contingent or otherwise, to purchase or to be offered such Purchased Stock, (b) such Seller has the legal right and the power to sell and transfer full beneficial and legal interest in, the Purchased Stock set forth next to such Seller’s name on Exhibit A, and transfer of such Purchased Stock to ASPS will pass title to such Purchased Stock, free and clear of all Liens together with all rights and advantages now and hereafter attaching to such Purchased Stock, (c) no stamp or other issuance or transfer taxes or duties are payable in connection with the sale and delivery of the Purchased Stock in the manner contemplated hereunder or the consummation of any other transaction contemplated herein in connection with the sale of such Purchased Stock, (d) such Seller does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company or any Other Equity Rights other than the Purchased Stock, and (e) such Seller has the legal right and the power to vote the Purchased Stock set forth next to such Seller’s name on Exhibit A, and has the legal right and authority to appoint ASPS and any designee of ASPS as proxies with respect to such Purchased Stock.

8.
Mutual Non-Disparagement. Subject to applicable law, each Party covenants and agrees that, during the Standstill Period, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, officers, employees, managers or directors, shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander, the Covered Companies, the other Parties or the Covered Companies’ or such other Parties’ subsidiaries, Affiliates, successors, assigns, officers, directors, managers, employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of the Covered Companies or such other Parties, their businesses, products or services or their subsidiaries, Affiliates, successors, assigns, officers, directors, managers, employees, stockholders, agents, attorneys or representatives; provided, however, that the forgoing restriction shall not apply to any arbitration proceeding under Section 17 of this Agreement or to the extent that a Party is requested pursuant to, or required by, applicable law, regulation or legal process to testify or otherwise respond to a request from any governmental or regulatory authority, or to make any disclosure; provided, further, that in connection with a disclosure contemplated by this Section 8, such Party, promptly upon learning of such required disclosure, gives prior written notice to the other Parties of such required disclosure and utilizes its reasonable best efforts to obtain a protective order preventing or limiting the disclosure and ensures that the information so disclosed be used only for the specific purposes for which the disclosure is required. In the event that no such protective order or other remedy is timely obtained, or any Party waives compliance with the terms of this Section 8, such disclosing Party shall furnish only such information which it has been advised by counsel is legally required and will exercise reasonable efforts to obtain reliable assurance that such information will be accorded confidential treatment.

9.	Mutual Release.

a)
From and after the date hereof, each member of the RESI Shareholders Group on behalf of itself or himself and its or his respective directors, officers, managers, members, employees, subsidiaries and Affiliates, hereby irrevocably releases and forever discharges ASPS, and its successors, assigns, parent and subsidiary companies, joint ventures, partnerships, Affiliates, and any owners, directors, officers, partners, principals, managers, members, employees, counsel, consultants, advisors, shareholders, insurers, agents and Affiliates of any of the foregoing (collectively, “Released Persons”), from any and all claims and demands, warranties, debts, obligations, liabilities, losses, rights and causes of action of any kind (“Claims”), arising from any fact, occurrence, circumstance or matter through and including the date of this Agreement, including, without limitation, with respect to the nomination by RESI Shareholders Group of certain individuals for election as directors of the Company at the Company’s 2016 annual meeting of stockholders (the “Stockholder Nomination”), the proxy contest and the negotiation of this Agreement, whether asserted or unasserted, known or unknown, that have been, could have been, or may ever be raised in any court, tribunal or proceeding, against ASPS or any of its respective Released Persons.

b)
From and after the date hereof, ASPS on behalf of itself and its directors, officers, managers, members, employees, subsidiaries and Affiliates, hereby irrevocably releases and forever discharges each member of the RESI Shareholders Group, and each of their respective successors, assigns, parent and subsidiary companies, joint ventures, partnerships, Affiliates and any owners, directors, officers, partners, principals, managers, members, employees, counsel, consultants, advisors, shareholders, insurers, agents and Affiliates of any of the foregoing (collectively, “RESI Shareholders Group Released Persons”) from any and all Claims arising from any fact, occurrence, circumstance or matter through and including the date of this Agreement, including without limitation, with respect to the Stockholder Nomination, the proxy contest and the negotiation of this Agreement, whether asserted or unasserted, known or unknown, that have been, could have been, or may ever be raised in any court, tribunal or proceeding, against the RESI Shareholders Group or any of their respective RESI Shareholders Group Released Persons.

c)	Neither Section 9(a) nor Section 9(b) shall prevent the enforcement by or on behalf of any Party of such Party’s rights or remedies in accordance with this Agreement.

10.	Other Acknowledgements.

a)
Each Seller hereby represents, warrants and acknowledges that it or he is a sophisticated investor and that it or he knows that ASPS may have material non-public information concerning the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to such Seller’s decision to sell the Purchased Stock or otherwise materially adverse to such Seller’s interests. Each Seller acknowledges and agrees that ASPS shall have no obligation to disclose to it or him any such information and hereby waives and releases, to the fullest extent permitted by applicable law, any and all claims and causes of action it or he has or may have against ASPS and its successors, assigns, parent and subsidiary companies, joint ventures, partnerships, owners, directors, officers, partners, principals, managers, members, employees, attorneys, consultants, financial advisors, shareholders, insurers, agents and Affiliates based upon, relating to or arising out of nondisclosure of such information or the sale of the Purchased Stock hereunder.

b)
Each Seller further represents that it or he has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Stock and has, independently and without reliance upon ASPS, made its or his own analysis and decision to sell the Purchased Stock. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including, without limitation, the sale of the Purchased Stock, no Seller is relying on ASPS (or any agent or representative thereof). Each Seller has carefully considered and, to the extent it or he believes such discussion necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including, without limitation, the sale of the Purchased Stock. Each member of the RESI Shareholders Group acknowledges that neither ASPS nor any of its subsidiaries, joint ventures, partnerships, owners, directors, officers, partners, principals, managers, members, employees, attorneys, consultants, financial advisors, shareholders, insurers, agents and Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

c)
Each Seller is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act of 1933, as amended. The sale of the Purchased Stock by each such Seller (i) was privately negotiated in an independent transaction and (ii) does not violate any rules or regulations applicable to such Seller.

d)
Each Seller represents that it is not an affiliate of the Company as defined in Rule 144(a)(1) and has not been such an affiliate for at least 90 days. The Common Stock are not “restricted securities” within the meaning of Rule 144(a)(3) or otherwise subject to restrictions on the sale to ASPS, or re-sale by ASPS, under the federal securities laws.

e)
ASPS is relying on the representations, warranties and acknowledgments made by each Seller in this Agreement, and ASPS would not have entered into this Agreement in the absence of such representations, warranties and acknowledgments.

11.
Specific Performance. Each Party acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including, without limitation, the payment of money damages). It is accordingly agreed that each Party (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. Each Party further agrees that no other Party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11. This Section 11 is not the exclusive remedy for any violation of this Agreement.

12.
Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated in this Agreement are consummated; provided, however, that ASPS shall pay to the RESI Shareholders Group (to the account designated by the RESI Shareholders Group and provided to Sellers) an aggregate amount equal to $750,000.

13.
Affiliates and Associates. Each member of the RESI Shareholders Group agrees that it or he will cause its current and future Affiliates and Associates to comply with all terms and provisions of this Agreement as if they were a party hereto and that it shall be responsible for any breach of this Agreement by any such Affiliate or Associate. As used in this Agreement, the term “Associate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

14.
Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

15.
Survival. Each of the representations, warranties, covenants and agreements contained in this Agreement shall survive the date hereof. Notwithstanding any knowledge of facts determined or determinable by any Party by investigation, each Party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement. Each representation, warranty, covenant and agreement contained in this Agreement is independent of each other representation, warranty, covenant and agreement contained in this Agreement. Except as expressly set forth in this Agreement, no Party has made any representation, warranty, covenant or agreement and the Parties expressly disclaim reliance on any extra contractual statement or omissions.

16.
Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile or other electronic transmission (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to ASPS:
Altisource Solutions S.à r.l.
40, avenue Monterey,
L-2163 Luxembourg City, Luxembourg
Attention: Corporate Secretary
Email: contractmanagement@altisource.com

and

Altisource Portfolio Solutions S.A.
40, avenue Monterey,
L-2163 Luxembourg City, Luxembourg
Attention: Corporate Secretary
Email: contractmanagement@altisource.com

With a copy (which shall not constitute notice) to:	Proskauer Rose LLP Eleven Times Square New York, New York 10036 Attention: Arnold S. Jacobs Peter G. Samuels Facsimile: 212-969-2900 Email: ajacobs@proskauer.com psamuels@proskauer.com

If to RESI Shareholders Group:	BLR Partners LP 1177 West Loop South, Suite 1625 Houston, Texas 77027 Attention: Bradley L. Radoff Email: brad@fondrenlp.com
With a copy (which shall not constitute notice) to:	Olshan Frome Wolosky LLP 1325 Avenues of the America New York, New York 10019 Attention: Steve Wolosky Aneliya Crawford Facsimile: 212-451-2222 Email: swolosky@olshanlaw.com acrawford@olshanlaw.com

17.	Arbitration.

a)
All disputes arising out of, in connection with or related to this Agreement, including, without limitation, any question regarding its existence, validity, or termination, and any question as to whether a particular dispute is arbitrable hereunder, shall be referred to, settled and finally resolved exclusively by binding arbitration in accordance with this Section 17. Arbitration shall be administered by the International Chamber of Commerce (the “ICC”) and conducted in accordance with its Rules of Arbitration then in effect (the “ICC Rules”), except as modified herein. The arbitral tribunal shall consist of three arbitrators, one of whom shall be nominated by ASPS, on the one hand and one of whom shall be nominated by RESI Shareholders Group, on the other hand, in the manner provided by the ICC Rules. The two arbitrators selected by the Parties shall thereafter nominate the third arbitrator, who shall be the chairman of the arbitral tribunal, within 20 days of confirmation of the nomination of the second arbitrator. The arbitral tribunal shall make its decision in writing within 90 days after the close of the arbitration hearing.

b)	The seat of arbitration shall be, and the arbitration shall be conducted in, New York, New York, where the arbitration award shall be rendered.

c)
The Parties shall have the right to seek, and the arbitral tribunal shall have the authority to award, any remedy or relief in accordance with the terms of this Agreement and the law of the State of New York, including, without limitation, provisional or permanent injunctive relief and specific performance of any obligation created hereunder.

d)
The award shall be final and binding upon the Parties, and shall be the sole and exclusive remedy between the Parties regarding any claims, counterclaims, issues, or accounting presented to the arbitral tribunal within the scope of this Section 17. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of a competent court in any jurisdiction in which a Party may have assets and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

e)
The Parties shall keep the arbitral proceedings and all awards confidential, as well as all documents, testimony or other information disclosed by another Party during the proceedings (“Confidential Information”), except as required by law or as necessary to protect or pursue a legal right or to enforce or challenge an award in bona fide legal proceedings before a judicial authority. Provided the recipients agree to keep such information confidential, Confidential Information may be disclosed to outside attorneys, auditors or accountants of the Parties.

18.	Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof.

19.
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties (including, without limitation, by means of electronic delivery or facsimile).

20.
Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each ASPS and Sellers. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this

Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of the RESI Shareholders Group, the prior written consent of ASPS, with respect to ASPS, the prior written consent of RESI Shareholders Group. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons. Notwithstanding the foregoing sentence, the Parties hereby designate (a) AAMC as a third-party beneficiary of this Agreement and (b) each Released Persons or the RESI Shareholders Group Released Persons that is not a party to this Agreement as a third-party beneficiary of this Agreement.

21.
Further Assurances. Upon the terms and subject to the conditions of this Agreement, each Party (at its own expense) agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

22.
Preparation of Agreement. The Parties acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to all Parties, regardless of which Party was generally responsible for the preparation of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ALTISOURCE SOLUTIONS S.À R.L.

By:/s/ Kevin J. Wilcox
Name: Kevin J. Wilcox
Title: Manager

ALTISOURCE PORTFOLIO SOLUTIONS S.A.

By:/s/ Kevin J. Wilcox
Name: Kevin J. Wilcox
Title: Manager

BLR PARTNERS LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPART, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP INC.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FONDREN MANAGEMENT, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP INC.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

THE RADOFF FAMILY FOUNDATION

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

OP SELECT FUND, L.P.

By:	Oliver Press Investors, LLC General Partner

By:	/s/ Clifford Press
	Name:	Clifford Press
	Title:	Managing Member

OLIVER PRESS INVESTORS, LLC

By:	/s/ Clifford Press
	Name:	Clifford Press
	Title:	Managing Member

OLIVER PRESS PARTNERS, LLC

By:	/s/ Clifford Press
	Name:	Clifford Press
	Title:	Managing Member

/s/ Augustus K. Oliver II
Augustus K. Oliver II

/s/ Clifford Press
Clifford Press

/s/ Andrew L. Platt
Andrew L. Platt

/s/ Joshua E. Schechter
Joshua E. Schechter

EXHIBIT A

Name of Seller	Number of Purchased Stock	Purchase Price
BLR Partners LP	1,028,744 (1,000 shares of which are held in record name)	$13,003,324.16
BLRPart, LP	May be deemed to beneficially own the 1,028,744 shares owned by BLR Partners LP	—
BLRGP Inc.	May be deemed to beneficially own the 1,028,744 shares owned by BLR Partners LP	—
Fondren Management, LP	May be deemed to beneficially own the 1,028,744 shares owned by BLR Partners LP	—
FMLP Inc.	May be deemed to beneficially own the 1,028,744 shares owned by BLR Partners LP	—
The Radoff Family Foundation	25,000	$316,000
Bradley L. Radoff	302,256 May be deemed to beneficially own the 1,028,744 shares owned by BLR Partners LP and 25,000 shares owned by The Radoff Family Foundation	$3,820,515.84

EXHIBIT B

Non-Sellers
OP Select Fund, L.P.
Oliver Press Investors, LLC
Oliver Press Partners, LLC
Augustus K. Oliver II
Clifford Press
Andrew L. Platt
Joshua E. Schechter

EXHIBIT 2

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.01 per share, of Altisource Residential Corp., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

May 11, 2016	Altisource Portfolio Solutions S.A.

	By:	/s/ Kevin J. Wilcox
	Name:	Kevin J. Wilcox
	Title:	Chief Administration Officer

May 11, 2016
/s/ William B. Shepro
William B. Shepro